Robert Charles Brighton, Jr. Shareholder Phone: 954.985.4178 Fax: 954.985.4176 Rbrighton@beckerlawyers.com Becker & Poliakoff 1 East Broward Blvd. Suite 1800 Ft. Lauderdale, FL 33301

December 14, 2022

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. Jeff Kauten, Staff Attorney

Mr. Larry Spirgel, Office Chief

Ms. Kathryn Jacobson, Staff Accountant

Mr. Robert Littlepage, Accounting Branch Chief

Re:	Flag Ship Acquisition Corporation

Amendment No.2 to Registration Statement on Form S-1

Filed June 7, 2022

File No. 333-261028

To the Reviewing Staff Members of the Commission:

Reference is made to the Staff’s letter dated June 16, 2022 to Mr. Matthew Chen, Chief Executive Officer of Flag Ship Acquisition Corporation, a Cayman exempt liability company (the Company), regarding comments on Amendment No. 2 to the Company’s Registration Statement on Form S-1. On behalf of our client, and as requested by the Staff, we are responding to the questions raised by the Staff and amending the Company’s Registration Statement to include certain clarifying disclosure to address the Staff’s comments. For your convenience, we have set forth the Staff’s comments in bold, followed by our response, as follows:

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

As stated in the prospectus, our sponsor is a non-U.S. person. Pursuant to the Staff’s request, we have added risk factor disclosure that addresses how this fact could impact our ability to complete our initial business combination. The risk factor disclosure added discusses the risk to investors that we may not be able to complete timely an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity such as CFIUS, or ultimately prohibited. The new risk factor disclosure will discuss the risks related to limiting the pool of potential targets with which we may complete an initial business combination. The disclosure added describes the risks related to delays relating to the time necessary for government review of the transaction or to the prohibition of the transaction which would prevent us from completing an initial business combination and require us to liquidate. The disclosure includes a discussion of the consequences of liquidation to investors, including losses of investment opportunities in a target company and price appreciation in a combined company, and the lost value of the warrants which would expire worthless.

We trust that our response fully addresses the Staff’s concerns as set forth in its comment letter. Should the Staff have any additional questions regarding the information contained in the Registration Statement or with respect to our response to the comment letter, please contact the undersigned by email at rbrighton@beckerlawyers.com, or Bill Huo, Esq at bhuo@beckerlawyers.com. You may also contact the undersigned by phone at (954) 985-4178.

Very truly yours,

By:	/s/ Robert C. Brighton, Jr.
Name:	Robert C. Brighton, Jr.

Cc:	Mr. Matthew Chen
Chief Executive Officer
Flag Ship Acquisition Corp.